UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SkyTerra Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

83087K107

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 14,413,109 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 14,413,109 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,413,109 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 55.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 735,569 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 735,569 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 735,569 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP/RM Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 474,427 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 474,427 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 474,427 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF IV/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,617,027 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,617,027 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,617,027 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ST/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 599,209 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 599,209 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 599,209 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 15,148,678 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 15,148,678 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,148,678 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 58.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83087K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 17,839,341 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,839,341 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,839,341 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.0%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 9 supplements and amends the Statement on Schedule 13D filed by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (iv) AP/RM Acquisition LLC, a Delaware limited liability company (“AP/RM LLC”), (v) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), (vi) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV,” and together with the AIF IV, Overseas IV, RRRR LLC, AP/RM LLC and Management IV, the “Initial Reporting Persons”), and (vii) ST/RRRR LLC, a Delaware limited liability company (“ST LLC,” together with AIF IV, Overseas IV, RRRR LLC and AP/RM LLC, the “Apollo Funds” and together with the Initial Reporting Persons, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of SkyTerra Communications, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on March 3, 2006.

Responses to each item of this Amendment No. 1 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.           Security and Issuer

Item 2.           Identity and Background

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by inserting the following:

On July 25, 2006, the Apollo Funds acquired an aggregate of 5,662,542 shares of Common Stock (of which 3,228,231 shares were non-voting Common Stock) at a price per share of $18.00 pursuant to subscription rights to purchase such additional shares that were issued by the Issuer in connection with its rights offering as described in the registration statement on Form S-3 filed by the Issuer with the Securities and Exchange Commission on May 30, 2006 (file number 333-134564), as amended to date (the “Registration Statement”).  Such 5,662,542 shares were acquired by the Apollo Funds in a private placement by cash received from the redemption by the Issuer of 179,749 shares of Series A Convertible Preferred Stock held by certain of the Apollo Funds and conversion of the remaining 1,019,259 million shares of Series A Convertible Preferred Stock held by certain of the Apollo Funds in connection with the rights offering.

Item 4.           Purpose of Transaction

Item 4 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to

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such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On July 25, 2006, the Apollo Funds acquired an aggregate of 5,662,542 shares of Common Stock (of which 3,228,231 shares were non-voting Common Stock) pursuant to subscription rights to purchase such additional shares that were issued by the Issuer in connection with its rights offering as described in the Registration Statement.  Following the acquisition of such additional shares, the Apollo Funds beneficially own an aggregate of 17,839,341 shares of Common Stock, including 1,441,212 shares of Common Stock issuable upon exercise of the Series A-1 Warrants and the Series A-2 Warrants held by certain of the Apollo Funds, which represents approximately 68.0% of the Issuer’s outstanding Common Stock (assuming the Series 1-A Warrants and Series 2-A Warrants have been exercised and that the shares issuable thereunder are outstanding).

The shares of Common Stock shown as beneficially owned by Management IV and Advisors IV include the shares of Common Stock shown as beneficially owned by all of the Apollo Funds, and by AIF IV and Overseas IV, respectively.  AIF IV Management, Inc. (“AIFIVM”) may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.  Apollo Capital Management IV, Inc. (“Capital Management IV”) may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by AIF IV, Overseas IV and Advisors IV.  Management IV, Advisors IV, AIFIVM and Capital Management IV each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 24,810,616 shares of Common Stock of the Issuer outstanding following completion of the Issuer’s rights offering, as reported by the Issuer in the Registration Statement.  The percentage of class reported also assumes the Series 1-A Warrants and Series 2-A Warrants held by such Reporting Person have been exercised and that the shares issuable thereunder are also outstanding.

(b)   See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 9 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

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Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 6, 2006, the Apollo Funds entered into a redemption agreement (the “Preferred Redemption Agreement”) with the Issuer pursuant to which the Issuer and Apollo agreed to the redemption of all of the outstanding shares of the Issuer’s Series A Convertible Preferred Stock at an aggregate price equal to the aggregate liquidation preference of all shares of Series A stock of $119,900,700.  Pursuant to the Preferred Redemption Agreement, the Apollo Funds agreed to purchase, at the subscription price in the rights offering as described in the Registration Statement, such number of shares of the Issuer’s non-voting common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering so as to ensure that the aggregate proceeds from the Issuer’s rights offering are sufficient to redeem the outstanding Series A Preferred Stock (excluding accrued but unpaid dividends, which were to be paid at the time of the redemption from existing cash on hand).  See the Preferred Redemption Agreement, which is filed as Exhibit 1 to this Amendment No. 9 to Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:                                                Preferred Redemption Agreement dated as of May 6, 2006, by and among the Issuer and the Apollo Funds (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 11, 2006).

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	July 28, 2006	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date:	July 28, 2006	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date:	July 28, 2006	AIF IV/RRRR LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date:	July 28, 2006	AP/RM ACQUISITION LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date:	July 28, 2006	ST/RRRR LC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date:	July 28, 2006	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President

Date:	July 28, 2006	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ MICHAEL D. WEINER
Michael D. Weiner
Vice President